The Future of Gaming is Here

Immersion and Active Gaming

As seen in

Notable Advisors & Investors

Introducing Omni One

We're Shipping!

Investor Perks

Sign Up To Receive Our Investor Presentation

Product Lineup

Large Demo & Sales Channel

25,000+ Interested Customers

Viral Reach

A word from our CEO

Successful Team

Why Invest in Virtuix?

Notable Investors

FAQ

Join the Discussion